Exhibit (a)(5)(iv)

July 15, 2013

To:	All Employees

From:	Jim Richards

I am pleased to inform you that Tommy Duff and Jim Duff, owners of KLLM, made an offer to purchase the stock of Frozen Food Express out of Dallas which has been accepted by their Board of Directors.  As many of you know, FFE is a large refrigerated carrier operating out of Dallas, Texas.  They currently run approximately 1,000 tractors in truckload and another 600 in refrigerated LTL.  FFE is currently publicly held and shortly a tender offer will go to all the shareholders with a recommendation from the board of FFE for them to sell their stock.  We estimate this process will take 30-60 days.  The Duffs will not own FFE until the successful completion of this process.

We are very excited about what this acquisition will accomplish for both KLLM and FFE.  Together KLLM and FFE will become the 2nd largest control carrier in North America.  This will enable us to provide our customers much more capacity at improved levels of service.  Together, we will become a much stronger force in the Temperature Control Marketplace.

There is still a lot of work before the acquisition will be complete.  In the meantime, it is very important that we all remain focused on doing our job to the best of our ability every day and not get distracted.

If contacted by the media or any outside party inquiring about this transaction, please refer those calls to my office.  Thank you for your support and I will continue to update you as this progresses.